Exhibit 99.2

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2023	As of December 31, 2022
	Notes	RMB’000	RMB’000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net		1,327	1,006
Intangible assets, net		5	6
Right-of-use assets, net		-	469
Note Receivable	10	58,744	-
Total noncurrent assets		60,076	1,481

CURRENT ASSETS
VAT receivables		463	142
Due from related party	15	242	-
Loan receivables	9	32,470	-
Other receivables and prepayments		27,759	19,180
Available-for-sale financial assets		7,651	8,523
Restricted cash		-	2,069
Cash and bank balances		3,140	3,936
Total current assets		71,725	33,850

Assets classified as held for sale		-	74,675

Total assets		131,801	110,006

CURRENT LIABILITIES
Trade payables	11	2,594	3,079
Accrued liabilities and other payables	12	856	799
Unearned revenue		391	-
Amounts owed to related parties	15	131	1,291
Note payable	13	9,268	-
Lease liabilities		-	328
Taxes payable		77	582
Total current liabilities		13,317	6,079

NET CURRENT ASSETS		58,408	27,771

NONCURRENT LIABILITIES
Lease liabilities		-	157
Note payable	13	-	8,775
Total noncurrent liabilities		-	8,932

Liabilities directly associated with assets classified as held for sale		-	88,530

Total liabilities		13,317	103,541

NET ASSETS		118,484	6,465

EQUITY
Share capital	14	3,532	1,288
Reserves		109,571	(241)
Noncontrolling interest		5,381	5,418

Total equity		118,484	6,465

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		SIX MONTHS ENDED JUNE 30,
		2023	2022
	Notes	RMB’000	RMB’000

Net sales	5	309,250	118,246

Cost of goods sold		262,055	116,340

Gross profit		47,195	1,906

Other income	5	2,831	1,682
Selling and distribution expenses		(49,194)	(1,876)
Administrative expenses		(38,715)	(6,405)
Bad debt reversal		-	5,293
Finance costs	6	-	(14)
Other expenses		-	(4)

Income (loss) before taxation	7	(37,883)	582

Income tax expense	7	2	83

Net income (loss) for the period from continuing operations		(37,885)	499

Discontinued operations	17
Gain on disposal of discontinued operations		73,846	-
Loss for the period from discontinued operations		(1,385)	(26,245)

Net income (loss) for the period		34,576	(25,746)

Net income (loss) attributable to :
Equity holders of the Company		34,613	(29,335)
Non-controlling interest		(37)	3,589
Net income (loss) for the period		34,576	(25,746)

Net income (loss) attributable to the equity holders of the Company arise from:
Continuing operations		(37,848)	(3,090)
Discontinued operations		72,461	(26,245)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		(4,145)	114

Total comprehensive income (loss) for the period		30,431	(25,632)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		30,468	(29,221)
Non-controlling interest		(37)	3,589
Total comprehensive income (loss) for the period		30,431	(25,632)

Total comprehensive loss attributable to the equity holders of the Company arise from:
Continuing operations		(42,030)	613
Discontinued operations		72,461	(26,245)

Loss per share attributable to the equity holders of the Company
Basic (RMB)	8
— from continuing operations		(23.44)	(5.14)
— from discontinued operations		44.88	(43.65)
Diluted (RMB)	8
— from continuing operations		(23.44)	(5.14)
— from discontinued operations		36.51	(43.65)

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Noncontrolling Interest	Total Equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Notes	Note 14

Balance at January 1, 2023	1,288	762,767	(507,235)	58,989	130,093	135,343	61,266	(640,738)	(726)	1,047	5,418	6,465

Net income (loss) for the period	-	-	-	-	-	-	-	34,613	-	34,613	(37)	34,576
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(4,145)	(4,145)	-	(4,145)
Total comprehensive income for the period	-	-	-	-	-	-	-	34,613	(4,145)	30,468	(37)	30,431
Issuance of new shares for equity financing	1,486	51,449	-	-		-	-	-	-	52,935	-	52,935
Equity compensation - employee share-based compensation	753	-	-	-	27,756	-	-	-	-	28,509	-	28,509
Conversion of long-term notes into common shares	4	140	-	-	-	-	-	-	-	144	-	144
Balance at June 30, 2023	3,531	814,356	(507,235)	58,989	157,849	135,343	61,266	(606,125)	(4,871)	113,103	5,381	118,484

Balance at January 1, 2022	943	757,318	(507,235)	58,989	127,982	135,343	61,266	(582,820)	(924)	50,862	(1,306)	49,556
Net income (loss) for the period	-	-	-	-	-	-	-	(29,335)	-	(29,335)	3,589	(25,746)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	114	114	-	114
Total comprehensive loss for the period	-	-	-	-	-	-	-	(29,335)	114	(29,221)	3,589	(25,632)
Issuance of new shares for equity financing	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid in capital	-	-	-	-	-	-	-	-	-	-	2,450	2,450
Equity compensation - employee share-based compensation	21	-	-	-	1,004	-	-	-	-	1,025	-	1,025
Transfer to statutory reserves		-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2022	964	757,318	(507,235)	58,989	128,986	135,343	61,266	(612,155)	(810)	22,666	4,733	27,399

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months ended June 30,
		2023	2022
	Notes	RMB’000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxation		(37,883)	582
Adjustments for
Operating lease charge		-	163
Depreciation of property, plant and equipment		179	126
Loan forgiveness by related party	15	(1,160)	-
Loss on convertible note	13	34	-
Reversal of bad debt of trade receivables		-	(5,293)
Share based compensation	14	28,510	1,025
Interest expense on lease liability	6	-	14
Amortization of OID of convertible note	13	151	-
Operating cash flows before working capital changes		(10,169)	(3,383)
Decrease in trade receivables		-	4,952
Decrease (Increase) in other receivables and prepayments		(9,177)	6,054
Increase in loan receivables		(32,470)	-
Increase (Decrease) in trade payables		(485)	3,565
Increase (Decrease) in unearned revenue		391	(8,357)
Decrease in taxes payable		(734)	(942)
Increase (Decrease) in accrued liabilities and other payables		56	(2,647)
Cash used in operations		(52,588)	(758)
Interest paid		-	-
Income tax paid		(95)	(25)
Net cash generated from operating activities from discontinued operations		14,118	8,406

Net cash generated from (used in) operating activities		(38,565)	7,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(500)	(11)
Acquisition of intangible assets		-	(6)
Decrease in available-for-sale financial asset		872	-
Decrease (Increase) in restricted cash		2,069	(8,550)
Cash disposed as a result of disposal of subsidiaries	17	(256)	-
Net cash used in investing activities from discontinued operations		-	-

Net cash generated from (used in) investing activities		2,185	(8,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		-	(177)
Insurance of share capital for equity financing	14	53,075	-
Increase of additional paid in capital		-	2,450
Advance from related parties	15	387	-
Net cash used in financing activities from discontinued operations		(14,303)	(14,303)

Net cash generated from (used in) financing activities		39,159	(12,030)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS		2,779	(12,974)
CASH & EQUIVALENTS (INCLUDING CASH CLASSIFIED AS HELD FOR SALE OF RMB 306,000), BEGINNING OF PERIOD		4,242	27,880
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(3,881)	97

CASH & EQUIVALENTS, END OF PERIOD		3,140	15,003

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:
Cash and cash equivalents		3,140	11,807
Cash and cash equivalents included in assets classified as held for sale		-	3,196
		3,140	15,003

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(UNAUDITED)

1. GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ Stock Market (“symbol: AEHL”). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”), was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, an asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia. The Company was organized to have no operations and no assets or liabilities of consequence outside of its investments in its operating subsidiaries. The   head office of the Company is located at Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, the People’s Republic of China (“PRC”).

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022 were retroactively restated to reflect this reverse split.

Antelope Enterprise and its subsidiaries’ corporate structure as of June 30, 2023 was as follows:

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on October 2, 2023.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2021 annual financial statements.

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

At the date of authorization of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the six months ended June 30, 2023 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The management of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5. REVENUE AND OTHER INCOME

a)	Revenue comprises the fair value of the consideration received or receivable for the sale of goods.

An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2023	2022
	RMB’000	RMB’000
Revenues
Continuing operations
Business management and consulting	3,302	5,952
Livestreaming ecommerce	305,948	112,294

Discontinued operations
Sale of tiles (Note 17)	2,701	16,715

Total revenues	311,951	134,961

Other income
Continuing operations
Interest income	530	163
Government grant	307	632
Tax subsidy	-	887
Loan forgiveness	1,160	-
Other income	834	-

Discontinued operations
Other income (Note 17)	5,716	8,717
Total other income	8,547	10,399

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into three reportable operating segments: 1) the provision of livestreaming ecommerce industry which was acquired as part of a strategic transformation towards trending technology businesses in China to mitigate the challenging conditions in the real estate market in China, and associated industries like the Company’s legacy ceramic tile business, (2) business management and consulting; and (3) the manufacture and sale of standard to high-end ceramic tiles, which was disposed by the Company in April 2023. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

The following table shows the Company’s operations by business segment for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022
	RMB’000	RMB’000
Revenues
Discontinued operations
Sales of tile products	2,701	16,716
Continuing operations
Consulting income / software	3,302	5,952
Livestreaming ecommerce	305,948	112,293
Total revenues	311,951	134,961

Cost of revenues
Discontinued operations
Sales of tile products	7,557	19,026
Continuing operations
Consulting income / software	8,151	7,123
Livestreaming ecommerce	253,904	109,216
Total cost of revenues	269,612	135,365

Operating costs and expenses
Discontinued operations
Sales of tile products	3,244	13,823
Continuing operations
Consulting income / software	2,584	3,275
Livestreaming ecommerce	53,187	2,450
Other	32,139	2,570
Total operating costs and expenses	91,154	22,118

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	(1,000)	18,829
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	-	(5,293)
Total bad debt expense	(1,000)	13,536

Other expenses
Discontinued operations
Sales of tile products	-	-
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	-	4
Total other expenses	-	4

Other income
Discontinued operations
Sales of tile products	5,716	8,716
Continuing operations
Consulting income / software	74	36
Livestreaming ecommerce	1,070	1,489
Other	1,687	158
Total other income	8,547	10,399

Loss from operations
Sales of tile products	(1,384)	(26,246)
Consulting income / software	(7,359)	(4,410)
Livestreaming ecommerce	(73)	7,405
Other	(30,452)	(2,412)
Loss from operations	(39,268)	(25,663)

	As of June 30, 2023	As of December 31, 2022
Segment assets
Ceramic tile products	-	74,675
Consulting income/software	57,284	15,924
Livestreaming ecommerce	14,236	15,004
Others	60,281	4,403
Total assets	131,801	110,006

6. LOSS BEFORE TAXATION

	For the six months ended June 30,
	2023	2022
	RMB’000	RMB’000
Finance costs
Interest expense on lease liability	293	753
Cost of inventories recognized as an expense (including depreciation charge of right-of-use assets for leases)	7,557	19,025
Depreciation of fixed assets	178	132
Depreciation charge of right-of-use assets for leases (included in the administrative expenses)	-	163
Research and development costs	294	806
Staff costs (including key management personnel remuneration)	6,244	5,962

For the six months ended June 30, 2023, the cost of inventories recognized as expense included staff costs of RMB 191,000 (for the six months ended June 30, 2022, this figure was RMB 1.6 million), depreciation and amortization expense (including a depreciation charge of right-of-use assets) of RMB 4.3 million (for the six months ended June 30, 2022, this figure was also RMB 6.4 million).

7. INCOME TAX

	For the six months ended June 30,
	2023	2022
	RMB’000	RMB’000
Continuing operations
Current Tax:
PRC Income Tax Expense	2	83
Deferred tax expense	—	—
	2	83

Discontinued operations did not incur any income tax expense for the six months ended June 30, 2023 and 2022.

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2023 and 2022.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income, the corporate tax rate in Hong Kong is a two-tier one starting with the year of assessment 2018/2019 (from April 1 2018): the tax is 8.25% (7.5% for unincorporated companies) on the first 2 million HKD of taxable profits and 16.5% (15% for unincorporated companies) for the rest of the profits. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2023 and 2022.

PRC Income Tax

Most subsidiaries of the Company in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2023 and 2022 is 25%. Both Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) and Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) are subject to 2.5% preferential income tax rate for the six months ended June 30, 2023 and 2022.

8. LOSS PER SHARE

	For the six months ended June 30,
	2023	2022
	RMB’000	RMB’000
Loss attributable to holders of ordinary shares (RMB’000):
Net loss from continuing operations	(37,848)	(3,090)
Net income (loss) from discontinued operations	72,461	(26,245)
Weighted average number of ordinary shares outstanding used in computing basic earnings per share *	1,614,471	601,314
Weighted average number of ordinary shares outstanding used in computing diluted earnings per share *	1,984,646	601,314
Income (loss) per share – basic (RMB)
From continuing operations	(23.44)	(5.14)
From discontinued operations	44.88	(43.65)
Income (loss) per share - diluted (RMB) **
From continuing operations	(23.44)	(5.14)
From discontinued operations	36.51	(43.65)

*	The number of shares reflected the one-for-ten reverse split effective on September 18, 2023.

**	Warrants to purchase Class A ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2023 and 2022, 370,175 shares and 135,316 shares, respectively, on a weighted average basis of potential Class A ordinary shares related to outstanding Class A ordinary shares warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9. LOAN RECEIVABLE

From March 31, 2023 to June 27, 2023, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of RMB 32,470,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd. This loan will be repaid in installments over a period of three years from the date of disbursement. The   Company will charge an interest at each year end based on the bank’s commercial loan interest rate.

10. NOTE RECEIVABLE

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of RMB 58,744,000 (equivalent to USD $8,500,000). New Stonehenge Limited has agreed to make the payment in four equal installments on a date that falls 48 months after the effective date of the transaction, with an annual interest rate of 5%. For the six months ended June 30, 2023, the Company record interest income of RMB 491,000.

11. TRADE PAYABLES

	As of
	June 30, 2023	December 31, 2022
	RMB’000	RMB’000
Trade payables	2,594	3,079

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2023	December 31, 2022
	RMB’000	RMB’000
Accrued salary	458	402
Others	398	397
	856	799

As of December 31, 2022, total accrued liabilities and other payables of discontinued operations was RMB 19,197,000 (Note 17).

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13. NOTE PAYABLE

Unsecured Promissory Note in December 2022

On December 12, 2022, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $1,332,500, for $1,250,000 in gross proceeds. The Note included an original issue discount (“OID”) of $62,500 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note bears interest at 8% per annum compounding daily, and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

During the six months ended June 30, 2023 and 2022, the Company amortized OID of RMB 144,337 (US: $20,833) and recorded RMB 362,877 (US: $52,376) interest expense on this Note and the Company and Lender exchanged these Partitioned Notes of RMB 108,770 (US: $15,000) for the delivery of 22,751 Class A ordinary shares. The Company recorded RMB 34,330 (US: $4,955) loss on conversion of these notes in 2022. As of June 30, 2023 and December 31, 2022, the outstanding principal balance of this note was RMB 9,267,694 (US: $1,278,073, net of unamortized OID of $39,427) and RMB 8,775,000 (US: $1,272,240, net of unamortized OID of $60,260).

14. SHARE CAPITAL

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements as of June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022 were retroactively restated to reflect this reverse split, unless otherwise specified.

As of
	June 30, 2023		December 31, 2022
	Number	US$	Number	US$
	of shares	‘000	of shares	‘000
Authorized:
Ordinary shares of US$ 0.024 each	200,000,000	4,800	200,000,000	4,800

	June 30, 2023
	Number	RMB
	of shares	‘000
Outstanding and fully paid:
Ordinary shares of US$ 0.024 each
At January 1, 2023	805,785	1,288
Issuance of new shares for equity financing	854,139	1,486
Conversion of Long-term notes into common shares	2,275	4
Issuance of new shares – share-based compensation to CEO and CFO	53,262	93
Issuance of new shares – share-based compensation to Directors	168,000	292
Issuance of new shares – share-based compensation to Employee	211,721	369
At June 30, 2023 *	2,095,182	3,532

*	The number of shares reflected the one-for-ten reverse split effective on September 18, 2023.

On February 12, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale of 588,235 common shares (pre-reverse split), at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,235 common shares (pre-reverse split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

Grant date (investors and placement agent, respectively)	February 17, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	4.45
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.57 & 4.46
Volatility		107%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.57%
Average fair value at grant date	US$	3.54

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (“SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares (pre-reverse split) at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Grant date (investors and placement agent, respectively)	June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	3.15
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.42 & 4.35
Volatility		115%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	2.50

On September 30, 2022, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares (pre-reverse split) at the per share price of $0.60. In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 common shares (pre-reverse split) (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $0.82, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $1,000,000, before the payment of commissions and expenses. The offering was closed on October 4, 2022.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $0.75.

Grant date (investors and placement agent, respectively)	October 4, 2022
Share price at date of grant (investors and placement agent, respectively)	US$	0.58
Exercise price at date of grant (investors and placement agent, respectively)	US$	0.82 & 0.75
Volatility		104%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		3.96%
Average fair value at grant date	US$	0.43

On January 10, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another sophisticated purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). This Offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this Offering are $1.3 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes. The Offering closed on January 12, 2023.

On January 13, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with a certain purchaser (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 1,234,568 Class A ordinary shares (pre-reverse split), par value $0.024 per share (the “Ordinary Shares”), at a per share purchase price of $0.81 (the “Offering”), the closing price of the Ordinary Shares on the Nasdaq Capital Market as of January 10, 2023. The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the expansion of its social ecommerce business and for general corporate purposes.

On March 30, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), no par value (the “Ordinary Shares”), at a per share purchase price of $0.88 (the “Offering”). Upon closing of this offering, these two beneficial owners of the Purchasers will have approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, will have about 52.13% of the total voting power of the Company. The gross proceeds to the Company from this Offering are approximately $5 million, before deducting any fees or expenses. The Company has issued the Class A ordinary shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied. The Company plans to use the net proceeds from this Offering for general corporate purposes.

Following is a summary of the warrant activity for the six months ended June 30, 2023:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at December 31, 2022	370,175	$21.7	4.02
Exercisable at December 31, 2022	370,175	21.7	4.02
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding at June 30, 2023 *	370,175	21.7	3.52
Exercisable at June 30, 2023 *	370,175	$21.7	3.52

*	The number of shares reflected the one-for-ten reverse split effective on September 18, 2023

Share-based Compensation

From January 1 to June 30, 2023, the Company issued an aggregate of 45,365 shares (pre-reverse split) to its Chief Financial Officer as share compensation expense. The fair value of 45,365 shares was RMB 326,309.

From January 1 to June 30, 2023, the Company issued an aggregate of 487,251 shares (pre-reverse split) to its former and current Chief Executive Officer as a share compensation expense. The fair value of 487,251 shares was RMB 2,936,777.

From January 1 to June 30, 2023, the Company issued an aggregate of 1,680,000 shares (pre-reverse split) to its directors as a share compensation expense. The fair value of 1,680,000 shares was RMB 7,187,489.

From January 1 to June 30, 2023, the Company issued an aggregate of 2,117,211 shares (pre-reverse split) to its employees as a share compensation expense. The fair value of 2,117,211 shares was RMB 18,059,565.

15. RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	As of
	June 30, 2023	December 31, 2022
	RMB’000	RMB’000
Amounts owed to related parties	131	1,291

As of June 30, 2023 and December 31, 2022, the Company had a loan of RMB Nil and US$ 167,000 (equivalent to RMB 1,160,000), respectively, payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand. The loan was forgiven during the six months ended June 30, 2023.

As of June 30, 2023, and December 31, 2022, the Company had a loan of US $20,000 (equivalent to RMB 131,000) and of US $20,000 (equivalent to RMB 131,000), respectively, payable to Mr. Alex Ng, who is the executive director of the Company. This loan is interest free, unsecured and repayable on demand.

	As of
	June 30, 2023	December 31, 2022
	RMB’000	RMB’000
Amounts owed from related parties	242	-

As of June 30, 2023, the Company had due from CEO of RMB 242,000, the CEO repaid it in full in August 2023.

16. COMMITMENTS

(a) Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contributions. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of
	June 30, 2023	December 31, 2022
	RMB’000	RMB’000
Contracted for capital commitment with respect to capital contributions to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	26,074	30,000
Antelope Chengdu	41,500	47,365
Hainan Antelope Holding	63,726	63,726
Antelope Future (Yangpu)	62,426	63,726
Antelope Investment (Hainan)	50,000	50,000
Antelope Ruicheng Investment	48,710	47,245
Hangzhou Kylin Cloud Service Technology	2,220	4,500
Wenzhou Kylin Cloud Service Technology	5,000	-
Anhui Kylin Cloud Service Technology	3,900	4,900

17. ASSETS AND LIABILITIES OF DISPOSAL GROUP

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, on April 28, 2023, the Company divested of its ceramic tiles manufacturing business, which was conducted through the Company’s two subsidiaries, Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd.

Jiangxi Hengdali Ceramics is wholly owned by Jinjiang Hengda Ceramics, which is a wholly owned subsidiary of Stand Best Creation Limited, a Hong Kong company (the “Target”). The Target is Stand Best Creation Limited, a wholly owned subsidiary of Success Winner Limited which is 100% owned by the Company (“the Disposition Group”).

On December 30, 2022, the Seller, the Target and New Stonehenge Limited, a British Virgin Islands exempt company which is not affiliate of the Company or any of its directors or officers, (the “Buyer”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Buyer agreed to purchase the Target, and in exchange the Buyer will issue a 5% unsecured promissory note to the Seller with principal amount of $8.5 million with a maturity date on the fourth anniversary of its issuance (the “Note”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target.

The Company held an extraordinary meeting of shareholders on February 21, 2023, at 8:30 AM ET, at Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. There were 5,678,430 ordinary shares voted, representing approximately 56.58% of the total 10,035,188 outstanding ordinary shares and therefore constituting a quorum of more than fifty percent (50%) of the shares outstanding and entitled to vote at the meeting as of the record date of January 5, 2023. The final voting results submitted to a vote of shareholders at the meeting were that the following constitutes the number of votes voted with respect to the proposal of the approval of the proposed sale of the Company’s subsidiaries (the “Disposition Transaction”), Stand Best Creation Limited, Jinjiang Hengda Ceramics Co., Ltd., and Jiangxi Hengdali Ceramic Materials Co., Ltd. to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability, in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance. Accordingly, the Disposition Transaction has been approved. The disposal of the subsidiaries for the ceramic tile manufacturing business were completed on April 28, 2023.

The following table summarizes the carrying value of the assets and liabilities of disposal group at the closing date of disposal. The Company recorded RMB 73.8 million gain on disposal of the subsidiaries, which was the difference between the selling price of US$8.5 million and the carrying value of the net assets of the disposal group.

As of April 28, 2023
RMB’000

Right-of-use assets, net	26,670
Inventories, net	25,798
Trade receivables, net	2,875
Other receivables and prepayments	2,890
Cash and bank balances	256
Accrued liabilities and other payables	(19,143)
Amounts owed to related parties	(35,057)
Lease liabilities	(19,315)
Taxes payable	(77)

The financial performance and cash flow information of disposed group are for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
	RMB’000	RMB’000
Financial performance

Net sales	2,701	16,715

Cost of goods sold	7,557	19,025

Gross loss	(4,856)	(2,310)

Other income	5,716	8,717
Selling and distribution expenses	(1,517)	(2,976)
Administrative expenses	(1,434)	(10,108)
Bad debt Reversal (expense)	1,000	(18,829)
Finance costs	(293)	(739)

Loss before taxation	(1,384)	(26,245)

Gain on disposal of discontinued operations	73,846	-
Income tax expense	-	-

Net loss for the year from discontinued operations	72,461	(26,245)

Cash flow information

Net cash generated from operating activities from discontinued operations	14,118	8,406

Net cash used in investing activities from discontinued operations	-	-

Net cash used in financing activities from discontinued operations	(14,303)	(14,303)

Net (decrease) increase in cash and cash equivalents from discontinued operations	(185)	(5,897)

18. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2023 through the date that the consolidated financial statements were issued. Management has concluded that the following subsequent events required disclosure in the financial statements:

On July 26, 2023, Antelope Enterprise Holdings Limited, entered into a note purchase agreement with Atlas Sciences, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company agreed to the Investor an unsecured promissory note in the original principal amount of $1,070,000 (the “Note”), for $1,000,000 in gross proceeds (the “Purchase Price”).

The Note bears interest at a rate of eight percent (8%) per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $50,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the Purchase Price Date (the “Redemption Start Date”), subject to maximum monthly redemption amount of $160,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days (as defined in the Note) following the investor’s delivery of a redemption notice. At the end of each month following the Redemption Start Date, if the Company has not reduced the Outstanding Balance (as defined in the Note) by at least $160,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $160,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

On September 1, 2023, the Company and the Investor entered into a standstill agreement with regard to the certain promissory note issued to the Investor dated December 12, 2022. Pursuant to the standstill agreement the Investor agreed not to redeem any portion of such promissory note until November 30, 2023. The Company, in return, agreed to increase the Outstanding Balance (as defined in such note) of such note by $96,091.77 (the “Standstill Fee”) as of the date thereof. Following the application of the Standstill Fee, the Outstanding Balance of such note became $1,163,778.15 as of September 1, 2023.

On August 2, 2023, Antelope Enterprise Holdings Limited entered into a certain securities purchase agreement with a certain investor, pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for general corporate purposes.

On August 15, 2023, Hainan Kylin incorporated a 100% owned subsidiary Hubei Kylin Cloud Services Technology Co., Ltd (“Hubei Kylin”) in China. Anhui Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.

On August 18, 2023, Hainan Kylin incorporated a 100% owned subsidiary Jiangxi Kylin Cloud Services Technology Co., Ltd (“Jiangxi Kylin”) in China. Anhui Kylin is engaged in business management and consulting services for the livestreaming ecommerce industry.